

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC



06044743

August 11, 2006


RECD S.E.C.
AUG 15 2006
1088

Craig Norris
Director, Corporate Securities
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/11/2006

Re: Sun Microsystems, Inc.

Dear Mr. Norris:

This is in regard to your letter dated August 4, 2006 concerning the shareholder proposal submitted by the Amalgamated LongView Collective Investment Fund for inclusion in Sun Microsystems' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Sun Microsystems therefore withdraws its June 30, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W.
Suite 350
Washington, D.C. 20015-2015

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA



June 30, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

Re: Sun Microsystems, Inc.--Shareholder Proposal Submitted by Amalgamated LongView Collective Investment Fund

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Sun Microsystems, Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement for its 2006 annual meeting of stockholders (the "**2006 Proxy Statement**") a shareholder proposal (the "**Proposal**") submitted to the Company by the Amalgamated LongView Collective Investment Fund (the "**Fund**") under cover of a letter dated May 22, 2006. A copy of the Fund's proposal together with the related supporting statement is attached as **Attachment A**.

We hereby request confirmation that the staff of the Division of Corporate Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2006 Proxy Statement pursuant to Rule 14a-8(i)(3), on the grounds that it is misleading, and Rule 14a-8(i)(7), on the grounds that it relates to the Company's ordinary business operations.

The Company expects to file the definitive 2006 Proxy Statement with the Commission on or about September 20, 2006. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2006 Proxy Statement. Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Fund. This letter constitutes the Company's statement of the reasons it deems the omission the Proposal to be proper.

The Proposal

The full text of the Proposal is as follows:

> **Resolved:** The shareholders of Sun Microsystems, Inc. ("Sun" or the "Company") urge an independent committee of the Board of Directors to prepare a report, at reasonable expense and to be made available to shareholders upon request, that evaluates the risk of damage to Sun's brand and reputation in the United States should the Company fail to achieve job creation goals following the repatriation of overseas funds for that purpose under the American Jobs Creation Act.

Bases for Exclusion—Background

On October 22, 2004, President Bush signed new federal tax legislation labeled the American Jobs Creation Act of 2004 (the "**Act**"). The Act includes a provision under which U.S. corporate taxpayers can choose to repatriate accumulated undistributed foreign earnings in the form of cash dividends back to the United States, and such earnings, subject to specific legislative limitations, are eligible for an eighty-five percent dividends received deduction for federal income tax purposes. These dividends must be the subject of a domestic reinvestment plan to use the funds in a prescribed manner as identified under Section 965 of the United States Internal Revenue Code of 1986, as amended. The Act contains an extensive list of permitted uses for repatriated funds, including, but not limited to, hiring, training and compensating domestic employees, infrastructure and capital improvements within the United States, domestic research and development activities and acquisitions of certain domestic entities. While the Act is intended to encourage spending that will lead to the creation of jobs, companies adopting domestic reinvestment plans are responsible only for demonstrating that the repatriated funds will be spent in a fashion permitted by the Act. The Act does not require companies to set or achieve a goal of adding a certain number of U.S.-based jobs in order to obtain favorable tax treatment for the repatriated funds. The Company has elected to repatriate certain foreign earnings under the Act and has adopted the requisite domestic reinvestment plan as approved by its CEO and Board of Directors.

I. Rule 14a-8(i)(3)—Vague, Indefinite and Misleading

The Company respectfully requests the Staff's confirmation that the Proposal may properly be excluded from the 2006 Proxy Statement in accordance with Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9. The Staff has consistently taken the position that proposals are excludable under Rule 14a-8(i)(3) when they are so vague and indefinite as to violate the Rule 14a-9 prohibition on materially false or misleading statements. Proposals are vague and indefinite when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("**SLB 14B**"). Exclusion is also appropriate where proposals contains statement of facts that are false or misleading. See, e.g., *Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 13, 2001); *Comshare, Incorporated* (August 23, 2000).

Exclusion under Rule 14a-8(i)(3) is appropriate where a proposal points only to achieving vague goals such as the "job creation goals" cited in the Proposal. See *Alcoa Inc.* (December 24,

2002) (concurring that the company could exclude as vague and indefinite a proposal calling for the "full implementation" of human rights standards" and a program to monitor compliance with these standards). See also, *Johnson & Johnson* (February 7, 2003) (concurring that the company could exclude as vague and indefinite a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations"). Likewise here, while the supporting statement provides shareholders with a brief background of the Act, it fails to set forth any specific "job creation goals" to be evaluated in the proposed report. This deficiency is attributable to the fact that the Act itself does not place a specific and direct goal upon companies to create a number of jobs; rather, the Act requires companies to spend repatriated funds on certain permitted purposes in the hopes that such expenditures will have the indirect effect of creating or retaining more U.S. based jobs. While there was certainly a broad, general legislative intent behind the Act to create such jobs, the Act contains no direct or measurable "job creation goals". As such, the Proposal does not allow the Company or shareholders any reasonable certainty as to what "job creation goals" are to be evaluated in a report.

In addition to the vagueness problem, the Proposal is excludable under Rule 14a-8(i)(3) because it contains materially misleading statements of fact. Specifically, in the supporting statement the Fund asserts that "it is important for the Board to evaluate the risks to [the Company's] brand and reputation should the Company repatriate funds for 'job creation' purposes without achieving that goal." This statement is materially misleading, as the Company is repatriating funds in accordance with the detailed requirements of the Act and the specific purposes set forth in its Domestic Reinvestment Plan, and the Act does not require the Company to adopt specific goals to create a certain number of new, U.S. based jobs. Further, the Proposal states that companies are required under the Act to describe "how these funds will be used for the job creation purposes of the Act." To the contrary, while it is obvious that Congress has determined that the permitted spending categories of the Act will have the effect of creating new jobs, the Act does not require companies to describe how permitted expenditures of funds will further that legislative intent.

Accordingly, the Proposal is so vague, indefinite, and misleading that it violates the Rule 14a-9 prohibition on materially false and misleading statements and should be excluded under Rule14a-8(i)(3).

II. Rule 14a-8(i)(7)—Management Function

(A) Overview

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for shareholders to decide management problems at corporate meetings." Release No. 34-40018 (May 21, 1998) (the "**1998 Release**").

The Commission has noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second "relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

However, the fact that a shareholder proposal relates to ordinary business matters does not conclusively establish that the proposal is excludable under Rule 14a-8(i)(7). Shareholder proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters..."; (1998 Release). In determining whether the focus of a stockholder proposal is a significant social policy issue, the Staff "consider[s] both the proposal and the supporting statement as a whole"; Staff Legal Bulletin No. 14C (June 28, 2005) ("**SLB 14C**").In sum, if a stockholder proposal relates to an ordinary business matter and the focus of the proposal is not a significant social policy issue, the proposal is excludable under Rule 14a-8(i)(7).

(B) The Proposal Relates to the Company's Ordinary Business Operations

(1) The Proposal Focuses on an Internal Assessment of the Risks or Liabilities that the Company Faces as a Result of its Business Operations

The Proposal requests that an independent committee of the Board of Directors prepare a report that "evaluates the risk of damage to Sun's brand and reputation . . . should the Company fail to achieve job creation goals." Essentially, the Proposal seeks an assessment of the risks arising from the Company's business operations. It is well settled that shareholder proposals requesting an assessment of risks facing a company are excludable under Rule 14a-8(i)(7). In SLB 14C, the Staff stated that "to the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(c)(7) [the precursor to Rule 14a-8(i)(7)]".

While the Commission's discussion in SLB 14C pertains to proposals focusing on risks and liabilities associated with the environment and public health, the Staff has permitted exclusion of stockholder proposals seeking an evaluation of other categories of risk. *See, e.g., JPMorgan Chase & Co.* (February 28, 2001) (proposal recommending that the board of directors include discussion of the risks of inflation and deflation on the company in the company's annual report); *AT&T Corp.* (February 21, 2001) (proposal requiring a report on the company's policies for involvement in the pornography industry and an assessment of certain liabilities).

Moreover, the Staff consistently has concluded that proposals related to compliance with government statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). See *Willamette Industries, Inc.* (March 20, 2001), (concurring that a proposal requiring the board of directors to create an independent committee to prepare a report of the company's environmental problems and efforts to resolve them, could be omitted from the company's proxy materials in accordance with Rule 14a-8(i)(7) because such "evaluation of risk" related to the company's ordinary business operations); *Duke Power Company* (March 7, 1988) (concurring that the company could exclude a similar shareholder proposal because compliance with government regulations relating to the environmental impact of power plant was part of the company's ordinary business operations). See also *Allstate Corporation* (February 16, 1999). As such, while it is difficult to determine what the Proposal requires from the Company, to the extent that the requested report requires an assessment of the Company's compliance with the requirements of the Act, it should be excluded on the basis that such a report relates to the Company's ordinary business.

Further, to the extent that the report requested in the Proposal seeks to evaluate any risks associated with adopting the Plan under the Act, including risks to the "brand and reputation" of the Company, it is excludable. The Board and the executive officers of the Company routinely consider such risks when making their business decisions. See *E.I. du Pont de Nemours and Co.* (March 8, 1991). The Staff has routinely concurred with companies that have excluded proposals on the basis that they require an assessment of brand and reputational risks associated with a host of decisions that are within the Board's day to day business decisions. See *General Electric Company* (January 13, 2006) (excluding proposal requesting that the company's board of directors prepare a report assessing "the risk of damage to ... brand name and reputation" as a result of the company's decision to outsource); *Dow Chemical Company* (February 23, 2005) (excluding a proposal requesting a report on the reputational and financial impact of the company's response to pending litigation); *Cinergy Corp.* (February 2004) (excluding proposals requesting a report disclosing "the economic risks associated with the Company's ... future emissions" of various greenhouse gases, and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities"); *Newmont Mining Corp.* (February 4, 2004) (excluding a proposal requesting a report on the risk to the company's operations, profitability and reputation arising from social and environmental liabilities).

As the potential for risk to the Company's brand and reputation as a result of participating in the domestic reinvestment program established by Congress and the President in the Act is the type of decision that is fundamental to management of the Company on a day to day basis, the Proposal should be excluded under Rule 14a-8(i)(7).

(2) The Proposal Pertains to Management of the Company's Workforce

It is well established that shareholder proposals requesting reports having as their subject matter the management of a company's workforce are excludable under Rule 14a-8(i)(7). *See, e.g., General Electric Company* (January 13, 2006) (proposal requesting "a report evaluating the risk of damage to . . . brand name and reputation" in connection with outsourcing decisions); *Mattel, Inc.* (February 4, 2005) (proposal requesting that the company prepare a "job loss and dislocation impact statement" in connection with offshore relocation actions); *Commercial Credit Group Inc.* (February 4, 2005) (same); cf. *International Business Machines Corp.* (February 3, 2004) (proposal requesting that the board establish a policy that employees not lose their jobs as a result of offshore relocation actions). While the Proposal's focus is the evaluation of risk, the Proposal would require an evaluation of the management of the Company's workforce in order to meaningfully assess the impact to the Company in the event that the tax incentives in the Act fail to result in the creation of additional U.S. jobs. Accordingly, in order to appropriately implement the Proposal, the Board would have to prepare a report consisting largely of information regarding potential workforce implications very similar to that contained in the "job loss and dislocation impact" studies unsuccessfully sought by other proponents. Nearly identical subject matter have provided grounds for exclusion under Rule 14a-8(i)(7) in the no-action letters referenced above.

(C) The Proposal Does Not Focus on Significant Social Policy Issues

No significant social policy issues are raised in either the Proposal or its supporting statement. While the creation of American jobs may itself be a significant social policy issue, that issue is not a focus of the Proposal or its supporting statement . By its express terms, the focus of the Proposal is "the risk of damage to Sun's brand and reputation in the United States." Similarly, the supporting statement focuses on prospective damage to the Company -- an ordinary business matter-- stating in the concluding paragraph that "Sun's brand and reputation are very valuable. Given the public controversy over repatriation, we believe that it is important for the Board to evaluate the risks to that brand and reputation should the Company's policies bring home $ 1.6 billion for 'job creation' purposes without achieving that goal."

The supporting statement includes no language with respect to the social repercussions of a hypothetical failure to achieve job creation goals. Rather, the Supporting Statement consists of a two-paragraph description of the Act, a one-paragraph description of the Company's April 2006 announcement that it will repatriate funds to the United States and the Company's restructuring plans, a one-paragraph statement discussing the growing concern over the ineffectiveness of the Act, and the above-described concluding paragraph. In brief, the supporting statement consists entirely of an identification of a potential risk facing the Company in connection with a transaction that has been effected as part of the Company's ordinary course business and a general statement with respect to the possible repercussions for the Company --not other constituencies-- were that risk to materialize. Far from being the central focus of the Proposal and the supporting statement, the creation of American jobs --or any social policy issue for that matter-- does not receive any focus. In sum, no social policy issue "transcends the day-to-day business matters" with which the Proposal is concerned.

It should also be observed that even if the Proposal did address a significant social policy issue, the Proposal should nevertheless be excludable. The Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion under Rule 14a-8(i)(7). However, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in General Electric Company (January 13, 2006) a proposal explicitly addressing the social repercussions of outsourcing (e.g., violation of human rights abroad, reduction of compensation for American workers, deterioration of American communities resulting from reduced income, and decrease in morale of American workers) was nonetheless deemed excludable because the proposal also requested an "evaluation of risk", which relates to ordinary business matters under rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Craig Norris or me at (650) 960-1300. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Michael Dillon
Executive Vice President and General Counsel
Sun Microsystems, Inc.

Attachment A

RESOLVED: The shareholders of Sun Microsystems, Inc. ("Sun" or the "Company") urge an independent committee of the Board of Directors to prepare a report, at reasonable expense and to be made available to shareholders upon request, that evaluates the risk of damage to Sun's brand and reputation in the United States should the Company fail to achieve job creation goals following the repatriation of overseas funds for that purpose under the American Jobs Creation Act.

SUPPORTING STATEMENT

As part of the American Jobs Creation Act of 2004, Congress allowed companies to "repatriate" profits earned by foreign subsidiaries and to use those funds to create jobs in the United States. Specifically, the Act established a one-year tax holiday, under which profits held overseas would be taxed at an 85% discount from the usual rate if those funds were brought home and used to create jobs.

The Act limits the types of investments that can be used with repatriated funds to such areas as worker hiring and retraining workers, infrastructure and capital investments, debt repayment or funding pension plans. The Act requires companies that use this tax break to develop a Domestic Reinvestment Plan, to be approved by the CEO and Board of Directors, that describes how these funds will be used for the job creation purposes of the Act.

Sun announced in April that it would repatriate up to $2 billion in unremitted foreign earnings by June 30, 2006, of which $1.6 billion is eligible for the lower tax. This announcement came following several years of restructuring plans in which Sun has reduced the size of its workforce, most recently with almost 5000 employees terminated in Fiscal Years 2005 and 2006. Additional layoffs are anticipated into Fiscal Year 2007.

There is public concern that companies using this tax holiday are not achieving the job creation goals of the Act. *The Wall Street Journal* reported in March 2005 that there "is more evidence that a tax break intended to boost U.S. jobs isn't getting the job done." Among the evidence cited was the decision by Sun and other companies to slash jobs while bringing foreign profits home. *The New York Times* noted in November 2005 that other companies are repatriating funds while simultaneously using cash to buy back their own stocks, even though such buybacks are not a permitted use of repatriated funds.

Sun's brand and reputation are very valuable. Given the public controversy over repatriation, we believe that it is important for the Board to evaluate the risks to that brand and reputation should the Company's policies bring home $1.6 billion for "job creation"purposes without achieving that goal.

We urge you to vote **FOR** this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CONH@HITCHLAW.COM

27 July 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

BY HAND

Re: Request for no-action relief from Sun Microsystems, Inc.

Dear Counsel:

I write on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter dated 30 June 2006 from Michael Dillon on behalf of Sun Microsystems, Inc. ("Sun" or the "Company"). In that letter the Company advises that it intends to omit from its proxy materials a resolution submitted by the Fund dealing with implementation of the American Jobs Creation Act ("AJCA" or the "Act"). For the reasons set forth below, the Fund submits that the Company has not carried its burden of establishing that the Fund's resolution may be omitted, and we ask the Division to advise Sun accordingly.

The Fund's Proposal

The Fund's resolution requests that an independent committee of the Board of Directors "prepare a report, at reasonable expense and to be made available to shareholders upon request, that evaluates the risk of damage to the Company's brand and reputation in the United States should the Company fail to achieve job creation goals following the repatriation of overseas funds for that purpose under the American Jobs Creation Act."

The supporting statement explains that the Act (Pub. L. 108-357), passed in 2004, established a one-year tax holiday, under which profits held overseas by a company's foreign subsidiaries would be taxed at an 85% discount from the usual rate if those funds were brought home and used to create jobs. The Act limits the types of investments that can be used with repatriated funds to such areas as worker hiring and retraining workers, infrastructure and capital investments, debt repayment or funding pension plans. The Act requires companies that use this tax break to develop a Domestic Reinvestment Plan (the "Plan"), to be approved by the CEO and Board of Directors, that describes how these funds will be used for the job creation purposes of the Act.

Sun announced in SEC filings that it would repatriate up to $1.6 billion in revenues that would be eligible for the AJCA tax break. This announcement came after several years of restructuring plans in which Sun reduced the size of its work force, most recently with almost 5000 employees terminated in fiscal years 2005 and 2006. Additional layoffs are planned in the current fiscal year.

This tax break comes at a crucial time. As noted, Sun has been reducing its work force at a time when there has been public criticism that beneficiaries of the Act are taking the tax savings while simultaneously slashing jobs. Indeed, Sun was highlighted in a March 2005 article in *The Wall Street Journal* that reported "more evidence that a tax break intended to boost U.S. jobs isn't getting the job done." *The New York Times* noted in November 2005 that other companies are repatriating funds while simultaneously using cash to buy back their own stocks, even though such buybacks are not a permitted use of repatriated funds.

Thus, whether it wants to be there or not, Sun finds itself part of a public debate about how the Act is working. The supporting statement concludes that this backlash could have an impact on the Company's brand and reputation, thus giving rise to the request for an independent committee of directors to evaluate the risks to that brand and reputation if Sun's Plan should fall short.

Analysis.

Sun cites two bases for its position. First, it argues that the proposal violates Rule 14a-8(i)(3) because it is allegedly vague, indefinite and misleading. Second, Sun argues that the proposal may be omitted under the "ordinary business" exclusion in SEC Rule 14a-8(i)(7), which permits the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." As we now explain, neither argument has merit.

Rule 14a-8(i)(3).

Sun argues that the proposal may be omitted because it is so vague and indefinite as to violate SEC Rule 14a-9. Specifically, Sun complains that the supporting statement speaks vaguely of "job creation goals" without saying what they are, even while Sun concedes that the Fund's proposal contains a "brief background of the Act." The fact of the matter is that the Act itself recites the specific ways that a company such as Sun may take advantage of the proffered tax break in order to achieve the "job creation" goals of the Act.

Specifically, the AJCA enacted a new section 965 of the Internal Revenue Code, which allows a company to repatriate certain overseas income or "dividend" if management and the board of directors at a company develop a Domestic Reinvestment Plan that "provides for the reinvestment of such dividend in the United States (other than as payment for executive compensation), including as a source for the funding of worker hiring and training, infrastructure, research and development, capital investments, or the financial stabilization of the corporation *for the purposes of job retention or creation.*" 26 U.S.C. § 965(b)(4)(B) (emphasis added). Guidance on how to implement this provision has been issued by the IRS in Notice 2005-10 (*see* http://www.treas.gov/press/releases/reports/repatriationnoticen200510.pdf).

The AJCA does not require disclosure of a company's Domestic Reinvestment Plan (and Sun has not made its own Plan public). As a result, the Fund's resolution seeks disclosure of information that would help shareholders understand how Sun's management and board intend to carry out the goals of the Act.

Equally unavailing is Sun's objection that the fifth paragraph of the Fund's supporting statement is materially misleading for saying "it is important for the Board to evaluate the risks to Sun's brand and reputation should the Company repatriate funds for 'job creation' purposes without achieving that goal."

In the first place, Sun misquotes the cited language by omitting the key phrase "we believe that," which appears before the language Sun quotes. The cited language is thus permissible statement of belief, though Sun does not acknowledge the point.

Second, Sun is arguing that it cannot suffer a loss of reputation if it has implemented the AJCA in accordance with law. To borrow a phrase, Sun just doesn't get it. For example, there may be places in the world where 12-year-olds may lawfully work in factories that make goods that are sold in the United States. The fact that child labor may be legal in the country of manufacture does not immunize a U.S. retailer from reputational injury should the latter's reliance on child labor became public. Here, Sun is laying off thousands of workers in a very visible fashion[1] at a time when it plans to bring home $1.6 billion in overseas revenue under a statute promoting "jobs creation." The apparent disconnect between layoffs and a tax break being utilized at Sun and other companies has

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[1] For example, Sun's recent decision to lay off up to 11% to 13% of its staff was reported on page A3 of *The Wall Street Journal* on 1 June 2006.

already caught the media's attention, as was noted in the supporting statement.[2] Considering the level of interest in this topic, long before Sun brought home a dime, the Fund's belief that inattention to reputational concerns may be harmful is plainly grounded in fact.

Rule 14a-8(i)(7).

Sun argues that the Fund's proposal may be excluded as relating to the Company's ordinary business on the theory that the proposal seeks a garden-variety, workplace-related assessment of risk on a topic that is without enough policy significance to warrant a dialogue with Sun's shareholders. The argument misperceives key elements of both the (i)(7) exclusion and the resolution itself.

The scope of the (i)(7) exclusion was spelled out in a 1976 rulemaking involving the predecessor version of this exclusion, then denominated as Rule 14a-8(c)(7). The Commission explained that the exclusion permits the omission of a proposal if the proposal raises issues that "are mundane in nature and do not involve any substantial policy or other considerations." SEC Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976). Thus, the (i)(7) exclusion requires a company to prove a negative, namely, that there are not "any substantial policy or other considerations present."

The Commission later commented on the scope of the (i)(7) exclusion in Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998) (the "1998 Release"), which Sun cites. The 1998 Release affirmed the "substantial policy" benchmark from 1976, *id.* at 29108, while making no substantive change to the text. The Commission spoke of two "central considerations" that guide the analysis: First, some tasks are "so fundamental to management's ability to run the business on a day-to-day basis" that they may be excluded, the examples cited being "management of the workforce, such as the hiring, promotion or termination of employees, decisions on production quality and quantity, and the retention of suppliers." Second, a company may omit proposals that seek to probe certain issues in such "intricate detail" that they appear to "micro-manage" the program. *Id.*

The 1998 Release does not state that proposals relating to a company's workforce may automatically be excluded from a company's proxy materials. Indeed, the Commission had adopted such a generic exclusionary view in the *Cracker Barrel* decision in the early 1990s, only to have that interpretation invalidated in court. *Amalgamated Clothing and Textile Workers Union v. Wal-Mart*

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[2] "Layoffs Seem to Conflict with Tax Break Meant to Propel Job Growth," *The Wall Street Journal* (10 March 2005) at C3 (mentioning Sun).

Stores, Inc., 821 F. Supp. 877 (S.D.N.Y. 1993) ("*Wal-Mart*"). The 1998 Release cited by Sun reversed *Cracker Barrel* and reiterated the prior view that workplace-related proposals are proper subjects for shareholder action if they are not devoid of "substantial policy or other considerations." 63 Fed. Reg. at 29108.

Thus, under the 1998 Release, proposals relating to a company's *policies* regarding equal employment opportunity (as in *Wal-Mart*) or its *policies* on discrimination against homosexual employees (as in *Cracker Barrel*) may not be excluded under Rule 14a-8(i)(7), although more specific resolutions that might appear to "micro-manage" operations may be excluded. In a sense, the 1998 Release came full circle to an interpretation that had been adopted nearly ten years earlier on the issue of plant closings, with the Division recognizing a crucial distinction between proposals that try to regulate a company's attempt to close a specific plant (which may be excluded) and proposals requesting a report on the "impact on communities of the closing or consolidation of Company facilities" (which must be included). *Pacific Telesis Group* (2 February 1989). In *Pacific Telesis*, the Division explained that the latter proposal was broader in scope and more policy-oriented, adding that "such proposals . . . involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations." That letter was cited approvingly in the 1998 Release. 63 Fed. Reg. at 29108 n.34.

The Fund's proposal here thus is similar in character to the policy-oriented proposals in *Wal-Mart* and *Cracker Barrel* and *Pacific Telesis*. The Fund's proposal does not focus on specifics of which plants should remain open, how many jobs should remain in this country or similar judgments that managers must make on a regular basis. The proposal does not focus on the economics of Sun's industry or the details of Sun's business plan or where the Company hopes to be in five years. Instead, the proposal focuses on an exogenous event with obvious policy significance – Congress's enactment of a singular piece of legislation that offers companies significant financial benefits, but with an expectation that the resulting revenues will be used in a certain way, *i.e.*, to promote domestic job creation.[3]

As noted in the Fund's supporting statement, the initial coverage of the effectiveness of the American Jobs Creation Act has been skeptical at best, with leading newspapers reporting the seeming disconnect between companies laying off

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[3] The fact that the Fund's proposal is keyed to the enactment of a federal law and the impact of the Act on the Company should suffice to answer the point in Sun's letter (at p. 6) that there are no "significant social policy issues" here. The AJCA was enacted for the purpose of effectuating "social policy," namely, domestic job creation. Questions about whether Sun is using (and is perceived as using) the financial rewards of the Act to achieve that goal are hardly devoid of a policy component.

employees at the same time that they are repatriating hundreds of millions (if not billions) of dollars that are intended for job creation. A final assessment of how many jobs have been created following enactment of the AJCA has not yet been conducted, but the success of this Act on domestic job production will doubtless be tallied in the future. Given the media interest to date, however, it takes little imagination to see how companies that pocket repatriated funds while laying off workers may suffer reputational injuries in the public eye – a result that surely is not in Sun's shareholders' interest.

Under the circumstances it is fair for Sun shareholders to ask that an independent group of directors consider these policy issues, which transcend specific decisions on such matters as which plant should be closed, which plant should be expanded, and which jobs should be transferred overseas. The Division has previously recognized the point that certain practices can cause reputational injury and result in economic injury, for example, if it is disclosed that a company is importing goods made using child labor or forced labor. *E.g.*, *PPG Industries, Inc.* (22 January 2001).

The Fund's resolution is thus similar in character to other resolutions where no-action relief has been denied. The no-action letters cited by Sun (*e.g.*, *General Electric Co.* (13 January 2006)) do not address rulings of the sort cited above, as well as such no-action letters as *General Electric Co.* (3 February 2004) and *Sprint Corp.* (5 February 2004). The former requested a report "evaluating the risk of damage to GE's brand name and reputation in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries," while the Sprint proposal sought a "report evaluating the risk of damage to the Company's brand name and reputation in the United States resulting from Sprint's offshoring initiative." Objections based on the "ordinary business" objection were rejected in each instance. *Cf. Morgan Stanley Dean Witter & Co.* (11 January 1999); *Merrill Lynch & Co.* (25 February 2000).

The no-action letters cited by Sun may be distinguished on a variety of grounds. Sun relies heavily on *General Electric Co.* (13 January 2006), which was omitted, but which was significantly different from the *GE* proposal of 2004. The 2006 *GE* proposal sought a report evaluating risk of damage to the company's reputation as a result of the "growing tendency to send manufacturing and service work to other countries." The 2006 *GE* proposal was thus not as concrete as the Fund's proposal, which is keyed to a specific Congressional enactment and its very specific impact on the Company, not to some vague "growing tendency."

The same may be said of the other no-action letters that Sun cites, which focus not on how a company may respond to a specific legislative enactment, but how the company is responding to specific situations that are endemic to the business that the company is in. *See Mattel, Inc.* (4 February 2005) (seeking extremely detailed "impact statement" about job losses and dislocations, thus implicating the "micro-management" concern cited in 1998 Release); *Commercial Credit Group, Inc.* (4 February 2005) (same); *International Business Machines Corp.* (3 February 2004) (seeking policy on offshoring practices).

We note finally Sun's citation of Staff Legal Bulletin No. 14C (the "Bulletin"), which sought to provide guidance in discerning where there is a "significant policy" issue. Sun appears to read the Bulletin (and the 2006 *GE* letter) is a *per se* prohibition on proposals related to risk, but the Bulletin is more nuanced than Sun argues.

Section D.2 of the Bulletin, which deals with the (i)(7) exclusion makes it clear that the pertinent discussion relates to "environmental or public health issues." Section D.2 goes on to indicate that proposals seeking an "internal assessment" of risks "that the company faces as a result of its operations that may adversely affect the environment or the public health" may be excluded.[4] Of course, the Fund's proposal does not deal with environmental or public health issues, but with issues affecting the Company's economic health – which are surely a proper subject for a shareholder resolution.

Conclusion.

For the foregoing reasons, the LongView Fund respectfully asks the Division to advise Sun that the Division does not concur with Sun's assessment that the Fund's proposal may be omitted from the Company's proxy materials.

Thank you very much for your consideration of these points. Please do not hesitate to contact me if there is something further that the Fund can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Michael Dillon, Esq.

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[4] The Bulletin's reference to an "internal" assessment is not clear. We note that the Fund's resolution seeks an assessment by a committee of independent directors, precisely so that the analysis would not be "internal" or driven exclusively by management's views.

Sun Microsystems, Inc.
4150 Network Circle, Santa Clara, CA 95054



RECEIVED
2006 AUG -7 PM 1:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 4, 2006

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington D.C. 20549

RE: Sun Microsystems, Inc.- Shareholder Proposal Submitted by Amalgamated LongView Collective Investment Fund

Dear Sir or Madam:

On June 30, 2006, Sun Microsystems, Inc. (the "**Company**") submitted to your office a request for no-action pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the ***"Proposal")*** from the Amalgamated LongView Collective Investment Fund (the ***"Proponent")*** for inclusion in the Company's 2006 Proxy Statement. On August 4, 2006, the Company received a notice from the Proponent indicating that it is withdrawing the Proposal from inclusion in the Company's 2006 Proxy Statement, a copy of which is attached hereto as Exhibit A. Accordingly, the Company hereby **withdraws** its no-action request letter dated June 30, 2006.

In accordance with Rule 14a-8(j), we are enclosing herewith six hard copies of this letter. Also in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter to the Proponent.

If you have any questions or require additional information with respect to our withdrawal, please do not hesitate to call me at (650) 960-1300. Please acknowledge receipt of this letter by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Craig Norris
Director, Corporate Securities
Sun Microsystems, Inc.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL: CONH @ HITCHLAW.COM

4 August 2006

Mr. Brian M. Martin
Vice President, Corporate Law Group
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, California 95054

Re: Shareholder proposal from Amalgamated Bank LongView Collective Investment Fund to Sun Microsystems, Inc.

Dear Mr. Martin:

Consistent with our agreement of today's date, this will confirm that Amalgamated Bank LongView Collective Investment Fund hereby withdraws the shareholder resolution previously submitted to you for inclusion in the proxy materials that Sun Microsystems plans to circulate in anticipation of its 2006 annual meeting.

Please do not hesitate to contact me if there are any questions in this regard.

Very truly yours,



Cornish F. Hitchcock